[Lone Pine Resources Inc. Letterhead]

VIA EDGAR CORRESPONDENCE

September 24, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:                             Lone Pine Resources, Inc.
Registration Statement on Form S-4
Filed August 30, 2012
File No. 333-183632

Dear Mr. Schwall:

Set forth below are the responses of Lone Pine Resources Inc. (the “Company”) to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 18, 2012, with respect to the above-captioned filing (the “Registration Statement”).  The Company has filed Amendment No. 1 to the Registration Statement to respond to the Staff’s comments.

The Company acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Company, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and that Staff comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the exact text of the comments provided by the Staff has been included in bold type preceding each response in the order presented in the comment letter.

Registration Statement on Form S-4

Signatures, page II-6

1.                        Please amend your registration statement to include signatures required by Instruction 1 to the Signatures page of Form S-4. For example, an authorized representative in the United States is required to sign on behalf of a foreign person, such as co-registrant Lone Pine Resources Canada Ltd. Please also note that the registration statement must be signed by each registrant’s principal executive officer or officers, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions.

Response:  The Registration Statement has been amended to include signatures required by Instruction 1 to the Signatures page of Form S-4. For example, the Registration Statement has been amended to include the signature of an authorized representative in the United States on behalf of Lone Pine Resources Canada Ltd. and Lone Pine Resources (Holdings) Inc. Please note that the Registration Statement is signed by each registrant’s principal executive officer, principal financial officer and principal accounting officer, and by all directors of each of the board of directors.

Exhibits

Exhibit 5.1

2.                        Please obtain a new or revised legality opinion that opines on the laws of Alberta, Canada, where Lone Pine Resources Canada Ltd. is incorporated. Refer to Section II.B.1.e of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19 (October 14, 2011).

Response:  The Registration Statement has been amended to include a legality opinion that opines on the laws of Alberta, Canada, in accordance with Section II.B.1.e of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19 (October 14, 2011).

If you have any questions or require any additional information, please do not hesitate to contact me at (403) 292-8070.

Very truly yours,

/s/ Charles R. Kraus
Charles R. Kraus
Vice President, General Counsel & Corporate Secretary

cc:	Shelley Barber
Vinson & Elkins LLP